China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou Jiangsu, China

April 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Joe McCann
Lauren Sprague Hamill
Tara Harkins
Lynn Dicker

Re:	China SXT Pharmaceuticals, Inc. Form 20-F for the Fiscal Year Ended March 31, 2022 Filed July 18, 2022 File No. 001-38773

Ladies and Gentlemen:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXTC,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 31, 2023 regarding our Form 20-F for fiscal year ended March 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2022

Part I, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. State, as you have on page 27, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the Staff’s comment, we respectfully propose to revise the following disclosure at the onset of Part I, CERTAIN INFORMATION (revisions in italic):

In this amendment to the annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our company” and “our” refer to China SXT Pharmaceuticals, Inc. and its consolidated subsidiaries and the VIE; we conduct operations in China through our subsidiaries and the VIE. “China SXT” or “the Company” refers to China SXT Pharmaceuticals, Inc., a company organized in the British Virgin Islands. “SXT HK” refers to China SXT Group Limited, a Hong Kong Corporation. “WFOE” refers to Taizhou Suxuantang Biotechnology Co. Ltd., a limited liability company organized under the laws of the PRC. “Taizhou Suxuantang” or “the VIE” refers to Jiangsu Suxuantang Pharmaceutical Co., Ltd., a limited liability company organized under the laws of the PRC.

In addition, we propose to add the following disclosure at the onset of Part I, CERTAIN INFORMATION:

We are a holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in China and the VIE in China. For accounting purposes, we control and receive the economic benefits of the VIEs through certain contractual arrangements (the “VIE Agreements”), which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and the structure involves unique risks to investors. Our shareholders hold equity interest in China SXT, the offshore holding company in the British Virgin Islands, instead of equity interest in our subsidiaries or the VIE in China, The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Because we do not directly hold equity interests in the VIE, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this amendment to the annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

In addition, we propose to add the following risk factor to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”:

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIE. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this amendment to the annual report. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Ordinary Shares may decline in value or become worthless.

2.	Please revise page 1 to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and make conforming revisions throughout as appropriate. Identify clearly the entity in which investors purchase their interest and the entity(ies) in which the company’s operations are conducted. Disclose, as you have elsewhere, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response: In response to the Staff’s comment, we respectfully direct your attention to our response to Comment 1 above.

3.D. Risk Factors, page 2

3.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please state whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations. Revise your disclosure to explain how this oversight impacts your business and your securities, if at all, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we respectfully propose to add the following risk factor to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”:

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the Cyberspace Administration of China, or the “CAC”, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this amendment to the annual report, we have not received any notice from any authorities identifying our WFOE or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operations of our WFOE and the VIE and our listing will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) as companies that focuses on the research, development, manufacture, marketing and sales of TCMP, our WFOE and the VIE are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our WFOE and the VIE do not possess personal data of more than one million individual customers in the business operations as of the date of this amendment to the annual report; and (iii) since our WFOE and the VIE are in the TCMP industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

4.	With respect to each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we respectfully direct your attention to our response to comment 3 above and the risk factor titled “Our business requires a number of permits and licenses” in our annual report for the year ended March 31, 2022.

In addition, we respectfully propose to add the following risk factor to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China”:

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, we are currently not required to complete the filing procedures and submit the relevant information to the CSRC.

On February 24, 2023, the CSRC, together with the Ministry of Finance of the PRC (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

Item 4. Information on the Company, page 26

5.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we respectfully propose to add the disclosures at the onset of Item 4. Information on the Company—B. Business Overview as follows:

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

In order to operate our business activities currently conducted in China, our WFOE and the VIE are required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this amendment to the annual report, our WFOE and the VIE have obtained all the permissions which are required to obtain for their operations. Each of our WFOE and the VIE has obtained a valid business license from the SAMR, and no application for any such license has been denied.

In China, the production of TCMP must comply with the “Pharmaceutical Administration Law of PRC (2019 Revision)”, “Good Manufacturing Practice (“GMP”) for drugs”, and “Good Supply Practice (“GSP”) for drugs”. Companies manufacturing and selling TCMP products must have the License: “Pharmaceutical Manufacturing Permit” and “TCM an approval throughout GMP compliance-inspection”. TCMP production companies that met both of the License Requirements within the scope of production and approval throughout GMP compliance-inspection will not be required to obtain National Medical Products Administration (“NMPA”, in lieu of CFDA effective on December 1, 2019) or local MPA approval before manufacturing their TCMP products and TCMP products are categorically exempted from being tested clinically because the effect of TCMP products are impossible to be tested clinically. As a result, TCMP products do not have the NMPA approval registration number, which is typically found in western medicine products. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations.”

TCMP also needs to follow national drug reference standard codified in Pharmacopoeia of the PRC (“Guidance”). The Guidance supplies critical information to TCMP manufacturers regarding origin of ingredients, description, identification, processing, assay, property and flavor, meridian tropism, actions, indications, administration and dosage, precautions and warnings and storage. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations.”

The VIE has obtained certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We cannot assure you that the VIE can maintain all required licenses, permits and pass the GMP compliance-inspection to carry on its business at all times, and in the past from time to time it may have not been in compliance with all such required licenses, permits and pass the GMP compliance-inspection. For more details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business requires a number of permits and licenses.”

We are currently not required to obtain permission from any of the PRC authorities for the listing or trading of Ordinary Shares in foreign stock exchanges. In addition, we, our subsidiaries, and the VIE are not required to obtain permission or approval relating to our Ordinary Shares from the PRC authorities, including the CSRC or CAC, for our subsidiaries or the VIE’s operations. Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on the foregoing, we are currently not required to complete the filing procedures and submit the relevant information to the CSRC.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this amendment of the annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to the listing and trading of our Ordinary Shares from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

6.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, we respectfully propose to add the disclosures at the onset of Item 4. Information on the Company—B. Business Overview after our responses to comment 5 as follows:

Transfers Between Our Company, Our Subsidiaries, and the VIEs

As of the date of this amendment to the annual report, our Company, SXT HK, WFOE, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, SXT HK, WFOE, and the VIE do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the fiscal years ended March 31, 2022 and 2021, cash transfers and transfers of other assets between our Company, SXT HK, WFOE, and the VIEs were as follows:

For the Year Ended March 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	5,000,000
2	SXT HK	WFOE	4,069,982
3	WFOE	VIEs	715,723

For the Year Ended March 31, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	The Company	SXT HK	200,000
2	The Company	VIEs	400,000
3	SXT HK	WFOE	200,000
4	WFOE	VIEs	1,775,431

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this amendment to the annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

If we determine to pay dividends on our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our WFOE and from the VIE to our WFOE in accordance with the VIE Agreements. Pursuant to the EIT Law and its implementation rules, any dividends paid by WFOE to SXT HK will be subject to a withholding tax rate of 10%. However, if SXT HK is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” and other applicable laws, the 10% withholding tax on the dividends SXT HK receives from WFOE may be reduced to 5%.

Current PRC regulations permit WFOE, our indirect subsidiary, to pay dividends to SXT HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and the VIE in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company. As of the date of this amendment to the annual report, our WFOE has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables our PRC subsidiary to legally distribute their earnings to our Company.

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from Taizhou Suxuantang to WFOE in accordance with the VIE Agreements. For services rendered to Taizhou Suxuantang by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee approximately equal to the net income of Taizhou Suxuantang. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances, or have its designee, purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interest in Taizhou Suxuantang.

Item 5. Operating and Financial Review and Prospects

Consolidation, page 50

7.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comment, we respectfully propose to add the disclosures at the onset of Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Consolidation as follows:

The following is a selected condensed consolidating schedule depicting the financial position as of September 30, 2022 and 2021, cash flows and results of operations for the year ended March 31, 2022 and 2021 for our Company, our subsidiaries, the VIE and corresponding eliminating adjustments.

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$1,306,367	$790	$14,217,165	$-	15,524,322
Intercompany receivables	40,000	2,491,154	-	(2,531,154)	-
Total Current Assets	3,112,037	4,394,294	17,476,678	(2,531,154)	22,451,855
Investment in Subsidiaries	4,469,982	-	-	(4,469,982)	-
Total Non-current Assets	4,649,982	-	10,914,418	(4,469,982)	11,094,418
Intercompany payables	-	-	2,531,154	(2,531,154)	-
Total Liabilities	2,455,826	74,782	17,122,111	(2,531,154)	17,121,565
Total Shareholders’ Equity	5,306,193	4,319,512	11,268,985	(4,469,982)	16,424,708

Selected Condensed Consolidation Schedule of Comprehensive Income

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$2,602,281	$-	2,602,281
Cost of revenues	-	-	(1,350,638)	-	(1,350,638)
Gross profit	-	-	1,251,643	-	1,251,643
Total operating expenses	(2,637,502)	-	(3,803,814)	-	(6,441,316)
Loss from operations	(2,637,502)	-	(2,552,171)	-	(5,189,673)
Net loss	(2,674,446)	(193)	(3,061,456)	-	(5,736,095)
Total Comprehensive Income	(2,674,446)	(193)	(2,633,100)	-	(5,307,739)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2022

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash provided by operating activities	$(106,787)	$73,630	$301,450	$-	268,293
Net cash used in investing activities	-	-	(46,909)	-	(46,909)
Net cash used in financing activities	1,406,681	(13,726)	202,185	-	1,595,140

Selected Condensed Consolidation Schedule of Balance Sheet

As of March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Cash	$6,472	$-	$13,326,556	$-	13,333,028
Intercompany receivables	40,000	1,775,431	-	(1,815,431)	-
Total Current Assets	1,779,141	1,776,220	21,493,546	(1,815,431)	23,233,476
Investment in Subsidiaries	400,000	-	-	(400,000)	-
Total Non-current Assets	580,000	-	11,134,126	(400,000)	11,314,126
Intercompany payables	-	-	1,815,431	(1,815,431)	-
Total Liabilities	149,543	1,344,969	18,907,114	(1,815,431)	18,586,195
Total Shareholders’ Equity	2,209,598	431,251	13,720,558	(400,000)	15,961,407

Selected Condensed Consolidation Schedule of Comprehensive Income

For the year ended March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Revenues	$-	$-	$4,777,573	$-	4,777,573
Cost of revenues	-	-	(1,938,023)	-	(1,938,023)
Gross profit	-	-	2,839,550	-	2,839,550
Total operating expenses	(195,102)	-	(4,841,524)	-	(5,036,626)
Loss from operations	(195,102)	-	(2,001,974)	-	(2,197,076)
Net loss	(1,343,315)	(250)	(1,404,618)	-	(2,748,183)
Total Comprehensive Income	(1,343,315)	(250)	(286,172)	-	(1,629,737)

Selected Condensed Consolidation Schedule of Cash Flows

For the year ended March 31, 2021

	Parent and Hong Kong	WFOE	VIE	Elimination and Reclassification	Consolidated
Net cash provided by operating activities	$355,561	$(32,939)	$(1,639,183)	$-	(1,316,561)
Net cash used in investing activities	-	-	(5,805,519)	-	(5,805,519)
Net cash used in financing activities	(360,439)	4,266	12,765,660	-	12,409,487

Item 15. Controls and Procedures

(d) Changes in Internal Control over Financial Reporting, page 85

8.	We note that you provided your disclosures under Item 15(d) of Form 20-F as of March 31, 2021. Please revise your disclosures under this section to be as of March 31, 2022.

Response: In response to the Staff’s comment, we respectfully propose to revise the disclosures as follows (revisions in italic):

(d) Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9.	We also note that you have had material weaknesses in your internal control over financial reporting since 2019 that have not been remediated. Please revise to clarify what specific steps remain to be completed in your remediation plan. Also, revise to disclose how long you estimate it will take to complete your remediation plan and disclose any associated material costs that you have incurred or expect to incur.

Response: In response to the Staff’s comment, we respectfully propose to direct your attention to the disclosures under Item 15. Controls and Procedures—(b) Management’s Report on Internal Control Over Financial Reporting, and propose to move the disclosures to Item 15. Controls and Procedures—(d) Changes in Internal Control over Financial Reporting and revise disclosures as follows (revisions in italic):

The management plans to remediate the material weakness in internal control over financial reporting identified by implementing the following actions:

●	Continue to engage bilingual accounting consultant who is familiar with US GAAP while provide ongoing US GAAP training to in-house accounting staff.

●	Retain additional accounting personnel and continue to enhance our internal finance and accounting organizational structure.

●	Strengthen the direct management oversight of transactions, along with the use of legal and accounting professionals.

●	Develop and conduct internal control training to executive officers, management personnel, and finance and accounting departments, so that management and key personnel understand the requirements of internal control over financial reporting under the SEC rules.

We estimate to complete our remediation plan by the end of this year and will not incur any material costs.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC